May 31, 2017	News Release 17–18

SILVER STANDARD FORMS JOINT VENTURE WITH GOLDEN ARROW
AND FILES TECHNICAL REPORT FOR THE CHINCHILLAS PROJECT

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that the transaction to form a joint venture with Golden Arrow Resources Corporation (TSX-V: GRG) (“Golden Arrow”) for the development of the Chinchillas project (“Chinchillas” or the “project”) closed today. The joint venture, named Puna Operations Inc., is comprised of Silver Standard’s Pirquitas property and Golden Arrow’s Chinchillas property and is owned on a 75%/25% basis by each company, respectively. Silver Standard is the joint venture operator and has made an option exercise payment of $13.0 million to Golden Arrow. This transaction was previously announced in Silver Standard’s news release dated March 31, 2017.
Paul Benson, President and CEO said, “Forming the joint venture is another important step toward extending the life of the Pirquitas operation. By leveraging the assets of the two companies, the Chinchillas pre-feasibility study outlines a project with a short pay-back period for a modest capital investment. We have also begun to evaluate the potential for a small tonnage Pirquitas underground operation to provide an additional, high grade ore stream to the Pirquitas plant. Final permitting for Chinchillas is expected shortly, which will enable site development to commence. In addition to extending the life of Pirquitas and maximizing the value of our investment, the project will benefit the people and governments of Argentina through job creation, increased tax base and export revenues. Silver Standard has a solid foundation with three strong operations generating cash flow and each with growth potential.”
Chinchillas Pre-Feasibility Study Highlights
(All financial results are in U.S. dollars and all technical data are presented on a 100% project basis with an effective date of December 31, 2016 unless otherwise noted)

▪	Average annual silver equivalent production of 8.4 million ounces over an eight-year mine life at a 4,000 tonne per day plant throughput.

▪	Robust operating margins based on cash costs of $7.40 per payable ounce of silver sold over the life of mine.

▪	Post-tax net present value of $178 million using a 5% discount rate and metal prices of $19.50 per ounce silver, $0.95 per pound lead and $1.00 per pound zinc.

▪	Attractive post-tax internal rate of return of 29%.

▪	Near-term production based on construction beginning in the third quarter of 2017, subject to permitting, and ore delivery to the Pirquitas mill in the second half of 2018.

▪	Low capital intensity based on initial capital expenditures, including owner’s costs and contingency, estimated to be $81 million.

▪	Mineral Reserves of 11.7 million tonnes containing 58 million ounces of silver at a grade of 154 g/t, 310 million pounds of lead at a grade of 1.20% and 127 million pounds of zinc at a grade of 0.49%.

▪
Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 29.3 million tonnes containing 96 million ounces of silver at a grade of 101 g/t, 581 million pounds of lead at a grade of 0.90% and 386 million pounds of zinc at a grade of 0.60%.

▪
Capital cost estimates assume utilizing certain property, plant and equipment from the Pirquitas property. All costs incurred prior to the declaration of commercial production are considered capital costs.

Chinchillas Project Overview

The Chinchillas project is a silver-lead-zinc deposit, located in the Puna region of northwestern Argentina, in Jujuy Province. Chinchillas is approximately 42 kilometers by road from the Pirquitas property owned by Silver Standard and 280 kilometers from the provincial capital of San Salvador de Jujuy. The project is composed of three contiguous claims, totaling 2,043 hectares. Chinchillas is accessed by paved road to the town of Abra Pampa via National Route No. 9 and an additional 66 kilometers west across public gravel roads, through the village of Santo Domingo, with similar road conditions presently utilized to service the Pirquitas property. Santo Domingo is equipped with electricity, natural gas, and water services.

Mineral Resources Estimate

This Mineral Resources estimate is based on all available data for the Chinchillas deposit as at October 2, 2016.

Table 1: Chinchillas Mineral Resources Estimate (as at October 2, 2016)

Category	Tonnes	AgEq	Ag	Pb	Zn	AgEq	Ag	Pb	Zn
	(Mt)	(g/t)	(g/t)	(%)	(%)	(Moz)	(Moz)	(Mlb)	(Mlb)
Measured	3.1	160	128	0.60	0.41	16	13	41	28
Indicated	26.2	148	98	0.94	0.62	124	83	540	358
Total (M+I)	29.3	149	101	0.90	0.60	140	96	581	386
Inferred	20.9	94	50	0.54	0.81	63	34	250	374
Notes:

1.
Mineral Resources estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Counsel – Definitions adopted by the CIM Counsel on May 10, 2014 (the “CIM Standards”) and reported in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)under the direction of Robert Sim, P.Geo, SIM Geological Inc., a qualified person.

2.
Mineral Resources estimate has been generated from drill hole sample assay results and the interpretation of a geologic model relating to the spatial distribution of silver, lead and zinc. Interpolation characteristics were defined based on the geology, drill hole spacing, and geostatistical analysis of the data. Grade estimates using ordinary kriging are made into model blocks measuring 8 x 8 x 5 metres (LxWxH). Mineral Resources were classified according to their proximity to sample data locations.

3.
Mineral Resources are contained within a pit shell generated using a silver equivalent grade derived from the following formula: AgEq = Ag g/t + (Pb% ∗ 30.49) + (Zn% * 33.54). Mineral Resources estimate is based on metal price assumptions of $22.50/oz silver, $1.00/lb lead and $1.10/lb zinc.

4.
The base case cut-off grade, which reflects the transport to and processing of ore at the Pirquitas property, is estimated to be 60 g/t AgEq based on projected operating costs and metal prices listed above.

5.	Metallurgical recoveries, used in the generation of the pit shell, are assumed to be 85% silver, 93% lead and 80% for zinc.

6.	Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.
The quantity and grade of reported Inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to classify these Inferred Mineral Resources as Indicated or Measured Mineral Resources. We intend to conduct further exploration to upgrade the Inferred Mineral Resources; however, due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

8.	Figures may not total exactly due to rounding. All ounces reported represent troy ounces, and “g/t” represents grams per tonne.
Mineral Reserves Estimate
The Mineral Reserves estimate herein is based on all available data for the Chinchillas deposit as at December 31, 2016.
Table 2: Chinchillas Mineral Reserves Estimate (as at December 31, 2016)

Category	Tonnes	AgEq	Ag	Pb	Zn	AgEq	Ag	Pb	Zn
	(Mt)	(g/t)	(g/t)	(%)	(%)	(Moz)	(Moz)	(Mlb)	(Mlb)
Proven	1.6	221	180	0.75	0.42	11	9	27	15
Probable	10.1	217	150	1.27	0.50	70	48	282	111
Total	11.7	217	154	1.20	0.49	81	58	310	127
Notes:

1.
Mineral Reserves estimate was prepared in accordance with the CIM Standards and reported in accordance with NI 43-101 under the direction of Anoush Ebrahimi, P.Eng, Ph.D., SRK Consulting (Canada) Inc., a qualified person.

2.	Mineral Reserves estimate is based on metal price assumptions of $18.00/oz silver, $0.90/lb lead and $1.00/lb zinc.

3.	Mineral Reserves estimate is reported at a cut-off grade of $32.56 per tonne net smelter return.

4.	All figures include dilution. The average mining dilution is calculated to be 11%.

5.	Ore loss is estimated at 2%.

6.	There is an estimated 54.89 Mt of waste in the ultimate pit. The strip ratio is 4.69 (waste:ore)

7.	Processing recoveries vary based on the feed grade. The average recovery is estimated to be 85% for silver, 95% for lead and approximately 80% for zinc.

8.	Metals shown in this table are the contained metals in ore mined and processed.

9.
Silver equivalent grade has been calculated in block level using prices and recoveries for each metal. Actual grades were used for mine design and not equivalent grades. The recovery varies by grade in each block so the silver equivalent formula changes for each block. The following formulas have been used for the average grades in the estimate for each of the Mineral Reserves categories and total Mineral Reserves: Proven AgEq = Ag g/t + (Pb% ∗ 27.24) + (Zn% * 14.04); Probable AgEq = Ag g/t + (Pb% ∗ 49.73) + (Zn% * 17.23); and Total AgEq = Ag g/t + (Pb% ∗ 46.61) + (Zn% * 16.81).

10.
This Mineral Reserves estimate assumes that all required permits, as discussed under the heading “Environment Studies, Permitting and Social or Community Impact” of the technical report for the Chinchillas project, will be obtained.

11.	Figures may not total exactly due to rounding. All ounces reported represent troy ounces, and “g/t” represents grams per tonne.
Mining and Processing
The pre-feasibility study evaluates the development and construction of an open-pit mine and supporting infrastructure, which will supply ore to the Pirquitas processing facilities over an eight-year active mining period.

Chinchillas will be mined by conventional drill, blast, truck, and loading open pit mining methods. A fleet of 35-tonne road haul trucks will transport ore approximately 42 kilometers to the Pirquitas processing facilities. Haul trucks, loading equipment and drills at the Pirquitas property will be transferred to Chinchillas, allowing the project to leverage existing equipment and infrastructure for capital cost savings and a shorter time to production.
The Pirquitas processing facility has been in continuous operation since 2009. It will process ore from the Chinchillas project using standard crush, grind and floatation at a rate of 4,000 tonnes per day. Minor modifications to the Pirquitas plant are expected and the associated capital costs are included in the capital cost estimate provided in Table 5. Over the life of mine, the plant is expected to produce a silver/lead concentrate and a zinc concentrate. The two concentrates will be shipped internationally to smelters for processing. A tailings storage facility will be located on the Pirquitas property and is included in the capital cost estimate. Selected operating and production statistics are presented in Table 3.
Table 3: Operating and Production Statistics

	Units	Annual Average	Total
Total Material Mined	Mt	7.8	66.6
Waste Removed	Mt	6.3	54.9
Ore to Process Plant	Mt	1.5	11.7
Strip Ratio	waste:ore	-	4.7
Processing Rate	tpd	4,000	-
Mine Life	years	-	8
Silver Grade	g/t	154	-
Silver Recovery	%	88%	-
Lead Grade	%	1.20%	-
Lead Recovery	%	95%	-
Zinc Grade	%	0.49%	-
Zinc Recovery	%	85%	-
Silver Production	Moz	6.1	51.0
Lead Production	Mlb	35.0	295.8
Zinc Production	Mlb	12.3	107.4
Notes:

1.	Processing rate excludes the first two quarters of year one, when the processing rate is lower due to ramp up. See Table 4 for additional details.

2.	Annual averages are straight average, calculated over the active mining period commencing in year one (after pre-strip) and ending in year eight.

3.
Total production is calculated on a weighted average basis including eight years of active mining and one year of processing activities in year nine, with the exception of the strip ratio which is stated on a life of mine basis including pre-stripping.

Table 4: Annual Operating Statistics

Year	-1	1	2	3	4	5	6	7	8	9

Ore Mined	7	1,177	1,367	1,456	1,607	1,461	1,405	1,509	1,721	-
Waste Mined	4,332	9,238	9,146	8,959	8,068	8,335	3,507	1,797	1,505	-
Total Material Mined (kt)	4,339	10,415	10,513	10,415	9,674	9,796	4,912	3,306	3,226	-
Strip Ratio (Waste:Ore)		7.8x	6.7x	6.2x	5.0x	5.7x	2.5x	1.2x	0.9x	-
Silver head grade (g/t)		125	183	169	156	164	166	159	137	94
Lead head grade (%)		0.87%	0.94%	1.28%	1.24%	1.39%	1.41%	1.44%	1.15%	0.85%
Zinc head grade (%)		0.68%	0.48%	0.53%	0.58%	0.52%	0.26%	0.27%	0.63%	0.53%
Tonnes milled (tpd)		2,813	4,114	4,000	4,000	4,000	4,000	4,000	4,000	4,000
Tonnes milled (kt)		985	1,440	1,400	1,400	1,400	1,400	1,400	1,400	886
Silver recovery (%)		86%	90%	89%	88%	89%	89%	88%	87%	83%
Lead recovery (%)		93%	94%	96%	96%	96%	96%	97%	95%	93%
Zinc recovery (%)		85%	85%	85%	85%	85%	85%	85%	85%	85%
Silver production (koz)		3,386	7,599	6,763	6,194	6,553	6,641	6,317	5,359	2,221
Lead production (klbs)		17,501	28,137	38,047	36,610	41,249	41,872	43,033	33,865	15,503
Zinc production (klbs)		12,567	12,888	13,968	15,168	13,573	6,758	6,967	16,689	8,844
Silver equivalent production (koz)		4,883	9,630	9,333	8,756	9,259	9,027	8,771	7,865	3,430
Note: Figures may not total exactly due to rounding. Silver equivalent figures are calculated based on metal prices of $19.50/oz silver, $0.95/lb lead and $1.00/lb zinc.
Capital Costs Summary
Capital cost estimates assume utilizing certain property, plant and equipment from the Pirquitas property. All costs incurred prior to the declaration of commercial production are considered capital costs. Ore delivery to the Pirquitas mill is expected in the second half of 2018. The total capital required to construct the Chinchillas mine and associated infrastructure is $81 million. A summary of expected capital costs is presented in Table 5.
Table 5: Summary of Capital Costs

Capital Costs	Value ($M)
Site Infrastructure	$10
Mining Equipment	$12
Pre-stripping Capital	$11
Plant and Tailings	$16
Owner’s Costs	$10
Other	$5
Contingency	$16
Total	$81
Note: Figures may not total exactly due to rounding.

Capital costs incurred after the start of commercial production are considered sustaining capital costs. The sustaining capital, excluding capitalized stripping, is expected to be $44 million, including a $9 million contingency, exclusive of closure costs specific to the Pirquitas property. A summary of expected sustaining capital costs is presented in Table 6.
Table 6: Summary of Sustaining Capital Costs

Sustaining Capital Costs	Value ($M)
Mining Equipment	$29
Other	$7
Contingency	$9
Total	$44
Note: Figures may not total exactly due to rounding.
Capitalized stripping during the operating period of a three phase open pit is estimated at $62 million.
Operating Costs Summary
Total operating costs are presented in Table 7. These costs were developed based on actual operating experience and are adjusted where appropriate to characteristics specific to the Chinchillas project.
Table 7: Summary of Operating Costs

Operating Costs	Units	Value
Mining	$/t mined	$2.88
	$/t milled	$15.34
Processing	$/t milled	$14.72
General and Administrative	$/t milled	$7.00
Ore Transport to Plant	$/t milled	$7.86
Tailings Management	$/t milled	$0.43
Total	$/t milled	$45.34
Cash costs, which include cost of inventory net of capitalized stripping, and treatment and refining costs, total $7.40 per payable ounce of silver sold net of by-product revenues and estimated capitalized stripping over the life of mine. All-in sustaining costs, which include sustaining capital, capitalized stripping and reclamation, total $9.75 per payable ounce of silver sold net of by-product revenues over the life of mine.
Financial Analysis
Chinchillas is expected to generate $178 million in post-tax NPV using a 5% discount rate over the life of mine. Key financial estimates presented in Table 8 are based on the key economic assumptions presented in Table 9. The joint venture is also responsible for closure costs associated with the Pirquitas property, but such costs are not included in this financial analysis.
Argentine peso-denominated cost estimates have been converted into U.S. dollar terms based on prevailing exchange rates in the third quarter of 2016. Going forward, Argentine inflation rates in excess of U.S. inflation rates are assumed to be offset by a corresponding devaluation of the Argentine peso against the U.S. dollar, resulting in no anticipated material changes to Argentine peso-denominated costs in U.S. dollar terms.

Table 8: Key Financial Estimates

	Units	Total
Net Revenue	$M	$1,062
Mining Costs	$M	($272)
Processing Costs	$M	($177)
General Administration Costs	$M	($82)
Royalties and Other	$M	($37)
Operating Cash Flow	$M	$495
Net VAT	$M	($10)
Puna Credits	$M	$24
Stamp Duty	$M	($16)
Change in Net Working Capital	$M	$0
Operating Cash Flow	$M	$494
Development Initial Capex	$M	($81)
Sustaining Capex	$M	($44)
Reclamation and Severance	$M	($17)
Pre-Tax Cash Flow	$M	$351
Tax	$M	($84)
Post-tax Cash Flow	$M	$267
Pre-Tax NPV (5%)	$M	$239
Pre-Tax NPV (10%)	$M	$162
Pre-Tax IRR	%	35.2%
Post-Tax NPV (5%)	$M	$178
Post-Tax NPV (10%)	$M	$115
Post-Tax IRR	%	29.1%
Payback	years	3.5
Note: Figures may not total exactly due to rounding.

Table 9: Key Economic Assumptions

Assumption	Units	Value
Silver Price	$/oz	$19.50
Lead Price	$/lb	$0.95
Zinc Price	$/lb	$1.00
Sensitivity Analysis
The Chinchillas project provides significant leverage to silver and lead prices. Estimated NPV sensitivities for key operating and economic metrics are presented in Tables 10 and 11.
Table 10: NPV Sensitivity Analysis: Lead and Silver Price

Post-tax NPV (5%) Sensitivities ($M)
		Silver Price ($/oz)
		$16.00	$18.00	$19.50	$22.00	$25.00
Lead Price ($/lb)		$57	$119	$162	$229	$307
	$0.95	$75	$136	$178	$244	$321
	$1.05	$93	$152	$194	$259	$336
	$1.15	$110	$169	$209	$274	$351
	$1.25	$128	$185	$225	$289	$366

Table 11: NPV Sensitivity Analysis: Capital Expenditure and Operating Costs

Post-tax NPV (5%) Sensitivities ($M)
		Capex (% change)
		-20%	-10%	0%	+10%	+20%
Opex (% change)	+20%	$170	$162	$155	$148	$140
	+10%	$181	$174	$166	$159	$152
	0%	$192	$185	$178	$170	$163
	-10%	$203	$196	$189	$182	$174
	-20%	$214	$207	$200	$193	$185
Opportunities
Several potential opportunities to improve the economics of the Chinchillas project have been identified.
The Pirquitas mill has demonstrated operating throughput of up to 5,000 tonnes per day. Opportunity exists to sustainably process more than 4,000 tonnes per day, the rate utilized in the pre-feasibility study. This would increase annual production levels and potentially improve operating costs due to economies of scale.

Further opportunity exists for Mineral Resource discovery and conversion of Mineral Resources to Mineral Reserves. Mineral Resources in excess of Mineral Reserves exist on the Chinchillas property. Through additional drilling, higher metal prices or lower costs, there may be an opportunity to convert Mineral Resources to Mineral Reserves, thereby extending the operating life of the Chinchillas project. Additionally, more detailed drill testing in the areas surrounding and to the south-east of the Chinchillas property may have potential to add further Mineral Resources at the project.
Project Schedule
The permitting process for the Chinchillas project continues to advance with positive support from the local communities and government authorities. The Chinchillas Environmental and Social Impact Assessment has been prepared and submitted to the Argentine regulatory authorities, and is in the consultation process. The process for the modification to the Pirquitas Environmental and Social Impact Assessment to use the San Miguel open pit at the Pirquitas property for tailings deposition of Chinchillas material has begun and additional documents are being prepared for submission to the regulatory authorities. Work with local communities on social programs and understanding of the Chinchillas project is advancing positively.
Subject to permitting, we have approved a development decision on the project and expect construction at Chinchillas to begin during the third quarter of 2017, with ore delivery to the Pirquitas mill expected in the second half of 2018.
Qualified Persons
The scientific and technical information contained in this news release pertaining to the Chinchillas project has been reviewed and approved by the following qualified persons under NI 43-101:

▪	Anoush Ebrahimi, P.Eng, Ph.D., SRK Consulting (Canada) Inc.;

▪	Ken Kuchling, P. Eng., P&E Mining Consultants Inc.; and

▪	Robert Sim, P.Geo, SIM Geological Inc.
Technical Report
The technical report titled “NI 43-101 Technical Report Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina” dated effective as of December 31, 2016 was filed on May 15, 2017 by Golden Arrow and is now available on Silver Standard’s SEDAR profile at www.sedar.com. For further information regarding the pre-feasibility study, readers are encouraged to review the technical report.
About Silver Standard
Silver Standard is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75% owned and operated Puna Operations joint venture in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:

W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. Toll Free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: objectives, strategies, intentions, expectations, production, capital and operating costs, capital and exploration expenditure guidance, including the estimates in the pre-feasibility study and the estimated economics of the Chinchillas project; future financial and operating performance and prospects for the Chinchillas project; the potential for a Pirquitas underground operation to provide an additional, high grade ore stream to the Pirquitas plant; anticipated production at the Chinchillas project and processing facilities, including construction beginning in the third quarter of 2017 and ore delivery to the Pirquitas mill in the second half of 2018, and events that may affect the joint venture’s operations; expected modifications to the Pirquitas plant and the expected production resulting therefrom; anticipated mining and processing methods; anticipated cash flows from the Chinchillas project and related liquidity requirements; the anticipated effect of external factors on revenue, such as commodity prices, estimation of Mineral Reserves and Mineral Resources and the ability to discover new Mineral Resources and to convert current Mineral Resources to Mineral Reserves; mine life projections, recovery rate and concentrate grade projections, reclamation costs, economic outlook, government and environmental regulations of mining operations at the Chinchillas project; expectations regarding the timing and ability to obtain the necessary permits for the Chinchillas project and commencement of operations; and anticipated mine plan for the Chinchillas project.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine and the Chinchillas project; our ability to replace Mineral Reserves; our ability to successfully integrate an announced acquisition; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs and all-in sustaining costs per payable ounce of precious metals sold. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.